Exhibit 99.2

Condensed Interim Consolidated Financial Statements

(Expressed in U.S. dollars)

Greenbrook TMS Inc.

Three months ended March 31, 2022 and 2021

(Unaudited)

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	March 31, 2022	December 31, 2021
Assets
Current assets:
Cash	$4,703,634	$10,699,679
Restricted cash (note 5)	1,000,000	1,250,000
Accounts receivable, net (note 18(b))	10,667,222	10,997,389
Prepaid expenses and other	1,985,063	1,912,357
Total current assets	18,355,919	24,859,425

Property, plant and equipment (note 6)	2,111,321	1,925,056
Intangible assets (note 7)	9,381,899	9,589,399
Goodwill (note 5)	6,750,107	6,750,107
Right-of-use assets (note 8)	29,709,139	29,519,706
Total assets	$66,308,385	$72,643,693

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 9)	$11,259,517	$9,770,640
Current portion of loans payable (note 10(a))	505,345	513,992
Current portion of lease liabilities (note 8)	6,227,055	6,557,690
Other payables (note 11)	305,848	348,187
Non-controlling interest loans (note 10(b))	87,362	85,214
Deferred and contingent consideration (note 12)	1,000,000	1,250,000
Total current liabilities	19,385,127	18,525,723

Loans payable (note 10(a))	13,088,238	13,052,641
Lease liabilities (note 8)	25,001,325	24,475,997
Total liabilities	57,474,690	56,054,361

Shareholders’ equity:
Common shares (note 13)	98,408,917	98,408,917
Contributed surplus (note 14)	4,453,602	4,204,280
Deficit	(93,123,743)	(85,285,760)
Total shareholders’ equity excluding non-controlling interest	9,738,776	17,327,437
Non-controlling interest (note 22)	(905,081)	(738,105)
Total shareholders’ equity	8,833,695	16,589,332

Basis of preparation and going concern (note 2(a))
Contingencies (note 15)
Total liabilities and shareholders’ equity	$66,308,385	$72,643,693

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	Three months ended
	March 31, 2022	March 31, 2021
Revenue:
Service revenue	$13,065,146	$11,313,175

Expenses:
Direct center and patient care costs	7,340,496	6,360,023
Other regional and center support costs (note 23)	5,192,715	4,970,936
Depreciation (notes 6 and 8)	1,569,984	1,474,334
	14,103,195	12,805,293

Regional operating loss	(1,038,049)	(1,492,118)

Center development costs	159,446	280,433
Corporate, general and administrative expenses (note 23)	5,123,618	4,716,082
Share-based compensation (note 14)	249,322	205,970
Amortization (note 7)	207,500	115,833
Interest expense	1,229,311	1,027,912
Interest income	(2,287)	(2,182)
Loss before income taxes	(8,004,959)	(7,836,166)

Income tax expense (note 17)	–	–
Loss for the year and comprehensive loss	$(8,004,959)	$(7,836,166)

Loss for the period attributable to:
Non-controlling interest (note 22)	$(166,976)	$(209,612)
Common shareholders of Greenbrook TMS	(7,837,983)	(7,626,554)
	$(8,004,959)	$(7,836,166)

Net loss per share (note 21):
Basic	$(0.44)	$(0.56)
Diluted	(0.44)	(0.56)

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook tms Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	Common shares		Contributed		Non- controlling	Total equity
Three months ended March 31, 2021	Number	Amount	surplus	Deficit	interest	(deficit)
Balance, December 31, 2020	13,502,477	$60,129,642	$3,348,636	$(60,201,976)	$(392,560)	$2,883,742
Net comprehensive loss for the period	–	–	–	(7,626,554)	(209,612)	(7,836,166)
Issuance of common shares (note 13)	231,011	3,095,799	–	–	–	3,095,799
Share-based compensation (note 14)	–	–	205,970	–	–	205,970
Exercise of warrants (note 13)	1,800	28,729	(5,670)	–	–	23,059
Payments to non-controlling interest	–	–	–	–	(508,000)	(508,000)
Balance, March 31, 2021	13,735,288	$63,254,170	$3,548,936	$(67,828,530)	$(1,110,172)	$(2,135,596)

	Common shares		Contributed		Non- controlling	Total equity
Three months ended March 31, 2022	Number	Amount	surplus	Deficit	interest	(deficit)
Balance, December 31, 2021	17,801,885	$98,408,917	$4,204,280	$(85,285,760)	$(738,105)	$16,589,332
Net comprehensive loss for the period	–	–	–	(7,837,983)	(166,976)	(8,004,959)
Share-based compensation (note 14)	–	–	249,322	–	–	249,322
Balance, March 31, 2022	17,801,885	$98,408,917	$4,453,602	$(93,123,743)	$(905,081)	$8,833,695

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	Three months ended
	March 31, 2022	March 31, 2021
Cash provided by (used in)

Operating activities:
Loss for the period	$(8,004,959)	$(7,836,166)
Adjusted for:
Amortization	207,500	115,833
Depreciation	1,569,984	1,474,334
Interest expense	1,229,311	1,027,912
Interest income	(2,287)	(2,182)
Share-based compensation	249,322	205,970
Change in non-cash operating working capital:
Accounts receivable	330,167	(28,150)
Prepaid expenses and other	(72,706)	(746,477)
Accounts payable and accrued liabilities	1,488,877	(532,187)
Other payables	(42,339)	74,139
	(3,047,130)	(6,246,974)

Financing activities:
Interest paid	(1,147,912)	(930,461)
Broker warrants exercised	–	23,059
Finance costs incurred	–	(29,493)
Bank loans repaid (note 10(a))	(52,300)	(19,039)
Principal repayment of lease liabilities	(1,753,138)	(1,335,572)
Net non-controlling interest loans advanced	2,148	1,945
Distribution to non-controlling interest	–	(508,000)
	(2,951,202)	(2,797,561)

Investing activities:
Decrease in restricted cash (note 5)	250,000	1,050,000
Deferred and contingent consideration paid (note 12)	(250,000)	(3,830,590)
Interest received	2,287	2,182
	2,287	(2,778,408)

Decrease in cash	(5,996,045)	(11,822,943)

Cash, beginning of period	10,699,679	17,756,742
Cash, end of period	$4,703,634	$5,933,799

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2022 and 2021

(Unaudited)

1.	Reporting entity:

Greenbrook TMS Inc. (the “Company”), an Ontario corporation along with its subsidiaries, controls and operates a network of outpatient mental health services centers that specialize in the provision of Transcranial Magnetic Stimulation (“TMS”) therapy and other treatment modalities for the treatment of depression and related psychiatric services.

Our head and registered office is located at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4W 3P4. Our United States corporate headquarters is located at 8401 Greensboro Drive, Suite 425, Tysons Corner, Virginia, USA, 22102.

2.	Basis of preparation:

(a)	Going concern:

These condensed interim consolidated financial statements for the three months ended March 31, 2022 have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and the basis of presentation outlined in note 2(b) on the assumption that the Company is a going concern and will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has experienced losses since inception and has negative cash flow from operating activities of $3.0 million for the three months ended March 31, 2022 ($6.2 million – three months ended March 31, 2021).

On December 31, 2020, the Company entered into a credit and security agreement (the “Credit Agreement”), as amended on October 29, 2021, for a $30 million secured credit facility (the “Credit Facility”) with Oxford Finance LLC (the “Lender”). See (note 10(a)). The Credit Facility provided a $15 million term loan that was funded at closing on December 31, 2020, with an option of drawing up to an additional $15 million in three $5 million delayed-draw term loan tranches within the 24 months following closing, subject to achieving specific financial milestones. The terms of the Credit Agreement require the Company to satisfy various affirmative and negative covenants and to meet certain financial tests (note 10(a)(ii)). Based on the Company’s projections, the Company may be required to raise additional financing to remain in compliance with the covenants of the Credit Agreement. A failure to comply with these covenants, or failure to obtain a waiver for any non-compliance, would result in an event of default under the Credit Agreement and would allow the Lender to accelerate repayment of the debt, which could materially and adversely affect the business, results of operations and financial condition of the Company.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2022 and 2021

(Unaudited)

2.	Basis of preparation (continued):

Although the Company believes it will become cash flow positive in the future, the timing of this is uncertain. The Company has historically been able to obtain financing from supportive shareholders and other sources when required. The Company will require additional financing to fund its operating and investing activities and such additional financing is required in order for the Company to repay its short-term obligations. These conditions indicate the existence of substantial doubt as to the Company’s ability to continue as a going concern.

These condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate. If the going concern basis was not appropriate for these condensed interim consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the condensed interim consolidated statements of financial position classification used, and these adjustments may be material.

(b)	Statement of compliance:

These condensed interim consolidated financial statements for the three months ended March 31, 2022 have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by the IASB. The disclosures contained in these condensed interim consolidated financial statements do not include all of the requirements of International Financial Reporting Standards as issued by the IASB (“IFRS”) for annual consolidated financial statements. The condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2021.

These condensed interim consolidated financial statements comprise the accounts of Greenbrook TMS Inc., the parent company, and its subsidiaries. The Company accounts for its controlled subsidiaries using the consolidation method of accounting from the date that control commences and is deconsolidated from the date control ceases. All intercompany transactions and balances have been eliminated on consolidation.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2022 and 2021

(Unaudited)

2.	Basis of preparation (continued):

These condensed interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) and authorized for issue by the Board on May 13, 2022.

(c)	Basis of measurement:

These condensed interim consolidated financial statements have been prepared on a historic cost basis except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. Other measurement bases are described in the applicable notes.

Presentation of the condensed interim consolidated statements of financial position differentiates between current and non-current assets and liabilities. The condensed interim consolidated statements of net loss and comprehensive loss are presented using the function classification of expense.

Regional operating income (loss) presents regional operating income (loss) on an entity-wide basis and is calculated as total service revenue less direct center and patient care costs, other regional and center support costs, and depreciation. These costs encapsulate all costs (other than incentive compensation such as share-based compensation granted to senior regional employees) associated with the center and regional management infrastructure, including the cost of the delivery of TMS treatments to patients and the cost of the Company’s regional patient acquisition strategy.

(d)	Comparative information:

(i) Restricted cash

Comparative figures have been updated to reflect immaterial reclassification adjustments to present changes in restricted cash balances as an investing activity in the condensed interim consolidated statements of cash flows for the three months ended March 31, 2022.

3.	Significant accounting policies:

These condensed interim consolidated financial statements have been prepared using the significant accounting policies consistent with those applied in the Company’s December 31, 2021 audited consolidated financial statements.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2022 and 2021

(Unaudited)

4.	Recent accounting pronouncements:

The IASB has issued the following amendment to the existing standard that will become effective for periods beginning on or after January 1, 2023:

(i)	IAS 12 – Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes.

We do not expect the amendment to the existing standard to have any material impact on our consolidated financial statements.

5.	Business acquisitions:

On October 1, 2021, the Company, through its wholly-owned subsidiary, TMS NeuroHealth Centers Inc., completed the acquisition (the “Achieve TMS East/Central Acquisition”) of all of the issued and outstanding membership interests of Achieve TMS East, LLC (“Achieve TMS East”) and Achieve TMS Central, LLC (“Achieve TMS Central”, and together with Achieve TMS East, “Achieve TMS East/Central”). The initial aggregate purchase price for Achieve TMS East/Central is estimated to be $7,905,700, excluding Achieve TMS East/Central’s cash and subject to customary working capital adjustments. The Company paid $6,655,700 in cash upon closing of the Achieve TMS East/Central Acquisition and the remaining $1,250,000 was held in an escrow account, subject to the finalization of the escrow conditions.

In addition, the purchase price payable in respect of the Achieve TMS East/Central Acquisition includes contingent consideration that is subject to a capped earn-out of up to an additional $2,500,000 based on the earnings before interest, tax, depreciation and amortization (“EBITDA”) achieved by Achieve TMS East during the twelve-month period following the closing of the Achieve TMS East/Central Acquisition. All subsequent changes in the fair value of this liability are recognized in the condensed interim consolidated statements of net loss and comprehensive loss. As at October 1, 2021, December 31, 2021, and March 31, 2022, the Company estimates the fair value of the purchase price payable in respect to the earn-out to be nil. The amount recognized as at October 1, 2021, December 31, 2021 and March 31, 2022 is based on management’s best estimate of the earn-out payable and is subject to estimation uncertainty.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2022 and 2021

(Unaudited)

5.	Business acquisitions (continued):

The deferred and contingent consideration payable balance related to the Achieve TMS East/Central Acquisition as at December 31, 2021 was $1,250,000, made up of an estimated nil earn-out payable and $1,250,000 in cash that is restricted and being held in an escrow account, subject to finalization of the escrow conditions. During the three months ended March 31, 2022, $250,000 of the restricted cash held in escrow was released to the vendors.

The Achieve TMS East/Central Acquisition represents the addition of 17 new TMS centers (each, a “TMS Center”) and strengthens our presence in New England and in the central United States.

The Achieve TMS East/Central Acquisition has been accounted for using the acquisition method of accounting. The allocation of the purchase price consideration for the Achieve TMS East/Central Acquisition is preliminary, and is comprised as follows:

Purchase consideration

Cash paid, net of cash acquired ($69,769)	$6,585,931
Deferred and contingent consideration	1,250,000
Working capital adjustment	(104,052)
7,731,879

Net assets acquired
Current assets, excluding cash acquired	460,070
Property, plant and equipment	57,544
Right-of-use assets	2,366,868
Accounts payable and accrued liabilities	(228,193)
Current lease liabilities	(1,152,426)
Long-term lease liabilities	(1,214,441)
Covenants not to compete	550,000
Management services agreement	3,850,000
4,689,422

Goodwill	$3,042,457

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2022 and 2021

(Unaudited)

5.	Business acquisitions (continued):

As part of the Achieve TMS East/Central Acquisition, the Company acquired a management services agreement (the “Achieve TMS East/Central MSA”) between Achieve TMS East/Central and its clinics, under which it provides management, administrative, financial and other services in exchange for a fee. This Achieve TMS East/Central MSA is the key intangible asset identified as part of the Achieve TMS East/Central Acquisition and drives the value of the business. The Achieve TMS East/Central MSA is valued using the multi-period excess earnings method. The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the Achieve TMS East/Central MSA by excluding any cash flows related to contributory assets.

The purchase agreement in respect of the Achieve TMS East/Central Acquisition included a non-compete covenant from the sellers in favour of the Company. Pursuant to this covenant, the sellers are prohibited from competing with Achieve TMS East/Central for a period of five years from the closing date of the Achieve TMS East/Central Acquisition. This intangible asset is valued using the with-and-without method.

The purchase price allocation is considered to be preliminary should subsequent adjustments during the measurement period occur as a result of the finalization of the fair value of other receivables, accounts payable and accrued liabilities as well as potential unrecorded liabilities. Goodwill is primarily attributable to the ability to expand the Company’s national footprint and the synergies expected to result from combining Achieve TMS East/Central’s operations with the Company, and is allocated to the Achieve TMS East/Central cash generating unit (“CGU”). Goodwill is deductible for tax purposes.

6.	Property, plant and equipment:

	Furniture and	Leasehold
	equipment	improvements	TMS devices	Total
Cost

Balance, December 31, 2021	$115,604	$179,399	$2,536,225	$2,831,228
Additions	–	–	292,288	292,288
Balance, March 31, 2022	$115,604	$179,399	$2,828,513	$3,123,516

Accumulated depreciation

Balance, December 31, 2021	$80,355	$56,477	$769,340	$906,172
Depreciation	5,780	6,398	93,845	106,023
Balance, March 31, 2022	$86,135	$62,875	$863,185	$1,012,195

Net book value

Balance, December 31, 2021	$35,249	$122,922	$1,766,885	$1,925,056
Balance, March 31, 2022	29,469	116,524	1,965,328	2,111,321

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2022 and 2021

(Unaudited)

7.	Intangible assets:

	Management	Covenant not
	services agreement	to complete	Total
Cost

Balance, December 31, 2021	$9,870,000	$860,000	$10,730,000
Additions	–	–	–
Balance, March 31, 2022	$9,870,000	$860,000	$10,730,000

Accumulated amortization

Balance, December 31, 2021	$972,740	$167,861	$1,140,601
Amortization	164,500	43,000	207,500
Balance, March 31, 2022	$1,137,240	$210,861	$1,348,101

Net book value

Balance, December 31, 2021	$8,897,260	$692,139	$9,589,399
Balance, March 31, 2022	8,732,760	649,139	9,381,899

8.	Right-of-use assets and lease liabilities:

The Company enters into lease agreements related to TMS devices and TMS Center locations. These lease agreements range from one year to seven years in length.

Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred.

		TMS Center
	TMS devices	locations	Total
Right-of-use assets, December 31, 2021	$13,741,292	$15,778,414	$29,519,706
Additions to right-of-use assets	434,583	1,511,099	1,945,682
Exercise of buy-out options into property, plant and equipment	(292,288)	–	(292,288)
Depreciation on right-of-use assets	(561,091)	(902,870)	(1,463,961)

Right-of-use assets, March 31, 2022	$13,322,496	$16,386,643	$29,709,139

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2022 and 2021

(Unaudited)

8.	Right-of-use assets and lease liabilities (continued):

Lease liabilities have been measured by discounting future lease payments using a rate implicit in the lease or the Company’s incremental borrowing rate. The Company’s incremental borrowing rate during the period ended March 31, 2022 is 10% (December 31, 2021 – 10%).

Total
Lease liabilities, December 31, 2021	$31,033,687
Additions to lease liability	1,947,831
Interest expense on lease liabilities	766,819
Payments of lease liabilities	(2,519,957)

Lease liabilities, March 31, 2022	31,228,380
Less current portion of lease liabilities	6,227,055
Long term portion of lease liabilities	$25,001,325

9.	Accounts payable and accrued liabilities:

The accounts payable and accrued liabilities are as follows:

	March 31,	December 31,
	2022	2021
Accounts payable	$8,092,363	$7,515,566
Accrued liabilities	3,167,154	2,255,074
Total	$11,259,517	$9,770,640

10.	Loans payable:

(a)	Bank loans:

	TMS Device	Credit
	Loans (i)	Facility (ii)	Total
Total, March 31, 2022	$39,349	$13,554,234	$13,593,583
Short Term	29,190	476,155	505,345
Long Term	$10,159	$13,078,079	$13,088,238

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2022 and 2021

(Unaudited)

10.	Loans payable (continued):

(i)	During the year ended December 31, 2018, the Company assumed loans from four separate banking institutions that were previously extended for the purchase of TMS devices to non-controlling interest holder partners. The TMS device loans were assumed as part of partnerships with local physicians, behavioral health groups or other strategic investors, which own minority interests in certain TMS Center subsidiaries. These TMS device loans bear an average interest rate of 10% with average monthly blended interest and capital payments of $1,575 and mature or have matured during the years ended or ending December 31, 2019 to December 31, 2023, as the case may be. There are no covenants associated with these loans. The loans related to one of the banking institutions were repaid during the year ended December 31, 2019.

During the year ended December 31, 2019, the Company assumed loans from two separate banking institutions that were previously extended for the purchase of TMS devices to non-controlling interest holder partners. The TMS device loans were assumed as part of partnerships with local physicians, behavioral health groups or other investors, which own minority interests in certain TMS Center subsidiaries. These TMS device loans bear an average interest rate of 13% with average monthly blended interest and capital payments of $1,756 and matured during the year ended December 31, 2021. There are no covenants associated with these loans. The loans were repaid during the year ended December 31, 2021.

During the three months ended March 31, 2022, the Company repaid TMS device loans totalling $14,800 (March 31, 2021 – $19,039).

(ii)	On December 31, 2020, the Company entered into the Credit Agreement for the Credit Facility with the Lender, as amended on October 29, 2021. The Credit Facility provided a $15 million term loan that was funded at closing on December 31, 2020, with an option of drawing up to an additional $15 million in three $5 million delayed-draw term loan tranches within the 24 months following closing, subject to the Company achieving specific financial milestones. All amounts borrowed under the Credit Facility will bear interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%. The Credit Facility has a five-year term and amortizes over the life of the Credit Facility with 1% of the principal amount outstanding amortized over years one to four with the remaining outstanding principal repaid in installments over the fifth year. The undiscounted face value of the Credit Facility as at March 31, 2022 is $14,850,000 (December 31, 2021 – $14,887,500) and the carrying amount is $13,554,234 (December 31, 2021 – $13,512,484). Transaction costs of $1,691,748 were incurred and are deferred over the term of the Credit Facility. Amortization of deferred transaction costs for the three months ended March 31, 2022 was $79,251 (March 31, 2021 – $77,408), and was included in interest expense.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2022 and 2021

(Unaudited)

10.	Loans payable (continued):

During the three months ended March 31, 2022, the Company repaid a principal repayment of $37,500 (March 31, 2021 – nil).

The Credit Facility contains financial covenants including consolidated minimum revenue and minimum qualified cash that became effective March 31, 2021 as well as a number of negative covenants that came into effect on December 31, 2020. The Company has granted general security over all assets of the Company in connection with the performance and prompt payment of all obligations of the Credit Facility.

The Company is in compliance with the financial covenants and there have been no events of default as at March 31, 2022. The Credit Facility also requires the Company to deliver to the Lender annual audited financial statements that do not contain any going concern note; however, the Company has obtained waivers from the Lender with respect to such obligation in respect of fiscal 2020 and fiscal 2021.

(b)	Non-controlling interest loans:

	March 31,	December 31
	2022	2021
Non-controlling interest loans	$87,362	$85,214

The non-controlling interest holder partners of the Company, from time to time, provide additional capital contributions in the form of capital loans to the Company’s subsidiaries. These loans bear interest at a rate of 10%, compounded on a monthly basis. The loans are unsecured and are repayable subject to certain liquidity and solvency requirements and are classified as current liabilities.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2022 and 2021

(Unaudited)

11.	Other payables:

(a)	Lender warrants:

	March 31,	December 31
	2022	2021
Lender warrants	$35,453	$44,997
Less: current portion of lender warrants	35,453	44,997
Long-term portion of lender warrants	$–	$–

As consideration for providing the Credit Facility (see note 10(a)(ii)), the Company issued 51,307 common share purchase warrants to the Lender, each exercisable for one common share of the Company at an exercise price of C$11.20 per common share, expiring on December 31, 2025.

As the exercise price is denoted in a different currency than the Company’s functional currency, the lender warrants are recorded as a financial liability on the condensed interim consolidated statements of financial position. As at March 31, 2022, the value of the lender warrants was $35,453 (December 31, 2021 – $44,997).

The change in fair value of the lender warrants during the three months ended March 31, 2022 was a decrease of $9,544 (March 31, 2021 – increase of $74,139) and was recorded in corporate, general and administrative expenses.

To the extent that the Company draws down additional financing under the Credit Facility, the Company will be required to issue additional lender warrants in an amount equal to 3% of the amounts drawn divided by the lesser of (i) the closing price of the common shares on the day prior to the issuance of such additional lender warrants and (ii) the average closing price of the common shares on the Toronto Stock Exchange for the 10 days prior to the issuance of such additional lender warrants, in either case subject to approval by the Toronto Stock Exchange.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2022 and 2021

(Unaudited)

11.	Other payables (continued):

(b)	Deferred share units:

	March 31,	December 31,
	2022	2021
Deferred share units	$182,976	$205,337

On May 6, 2021, the Company adopted a deferred share unit plan (the “DSU Plan”) for non-employee directors (each, a “Non-Employee Director”). Each Non-Employee Director is required to take at least 50% of their annual retainer (other than annual committee Chair retainers) in deferred share units (“DSUs”) and may elect to take additional amounts in the form of DSUs. Discretionary DSUs may also be granted to Non-Employee Directors under the DSU Plan. The DSUs granted vest immediately.

Following a Non-Employee Director ceasing to hold all positions with the Company, the Non-Employee Director will receive a payment in cash at the fair market value of the common shares represented by the Non-Employee Director’s DSUs generally within ten days of the Non-Employee Director’s elected redemption date.

As the DSUs are cash-settled, the DSUs are recorded as cash-settled share-based payments and a financial liability has been recognized on the condensed interim consolidated statements of financial position. During the three months ended March 31, 2022, nil DSUs were granted (March 31, 2021 – nil). As at March 31, 2022, the value of the financial liability attributable to the DSUs was $182,976 (December 31, 2021 – $205,337). For the three months ended March 31, 2022, the Company recognized a recovery of $22,361 (March 31, 2021 – nil) in corporate, general and administrative expenses related to the DSUs.

(c)	Performance share units:

	March 31,	December 31,
	2022	2021
Performance share units	$87,419	$97,853

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2022 and 2021

(Unaudited)

11.	Other payables (continued):

On May 6, 2021, the Company’s Equity Incentive Plan was amended and restated to permit the Company to grant performance share units (“PSUs”) and restricted share units (“RSUs”), in addition to stock options. Under the Equity Incentive Plan, the Company pays equity instruments of the Company, or a cash payment equal to the fair market value thereof, as consideration in exchange for employee and similar services provided to the Company. The Equity Incentive Plan is open to employees, directors, officers and consultants of the Company and its affiliates; however, Non-Employee Directors are not entitled to receive grants of PSUs.

On August 5, 2021, 38,647 PSUs were granted under the Equity Incentive Plan. The performance period in respect of this award is August 5, 2021 to December 31, 2023. The PSUs will vest on December 31, 2023 (the “Vesting Date”) subject to the attainment of certain performance vesting conditions. Subject to all terms and conditions of the Equity Incentive Plan and the terms of the grant agreement, any vested and outstanding PSUs will be settled following the Vesting Date and, in any event, no later than March 15, 2024. Pursuant to the grant agreement, upon satisfaction of the performance vesting conditions, the PSUs will be settled in cash.

Based on future projections with respect to the performance vesting conditions of the PSUs, the Company estimates that 23,188 PSUs will vest on the Vesting Date.

As at March 31, 2022, the value of the financial liability attributable to the PSUs is $87,419 (December 31, 2021 – $97,853).

As at March 31, 2022, the Company has not issued any RSUs under the Equity Incentive Plan (December 31, 2021 – nil).

12.	Deferred and contingent consideration:

	March 31,	December 31,
	2022	2021
Deferred and contingent consideration	$1,000,000	$1,250,000

(a)	Achieve TMS East/Central:

The deferred and contingent consideration payable balance related to the Achieve TMS East/Central Acquisition as at December 31, 2021 was $1,250,000, made up of an estimated nil earn-out payable and $1,250,000 in restricted cash that was held in an escrow account, subject to finalization of the escrow conditions (see note 5). During the three months ended March 31, 2022, $250,000 of the restricted cash held in escrow was released to the vendors in accordance with the terms of the agreement.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2022 and 2021

(Unaudited)

12.	Deferred and contingent consideration (continued):

(b)	Achieve TMS West:

As at December 31, 2020, the earn-out in relation to the acquisition (the “Achieve TMS West Acquisition”) of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC (collectively, “Achieve TMS West”) was confirmed to be $10,319,429, of which $3,095,799 was settled through the issuance of an aggregate of 231,011 common shares to the vendors on March 26, 2021. Of the remaining $7,223,630 of earn-out payable, $2,780,590 was paid in cash on March 26, 2021.

Certain vendors agreed to defer $4,443,040 of the cash earn-out consideration due to them until June 30, 2021 in exchange for additional cash consideration in the aggregate amount of $300,000 which was to be made concurrently with the deferred cash payment.

Of the $1,274,402 of deferred consideration held in escrow in connection with the acquisition, $224,402 was paid during the year ended December 31, 2020. The remaining $1,050,000 of deferred consideration at December 31, 2020 held in an escrow account was finalized as all escrow conditions had been satisfied. On March 26, 2021, the amount held in escrow as part of the Achieve TMS West Acquisition was released in accordance with the membership interest purchase agreement. The deferred cash payment and the remaining contingent consideration were paid in full to the vendors on June 28, 2021.

As at March 31, 2022, the deferred and contingent consideration in relation to the of Achieve TMS West Acquisition was nil.

13.	Common shares:

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at March 31, 2022 and December 31, 2021, there were nil preferred shares issued and outstanding.

		Total
	Number	amount
December 31, 2021	17,801,885	$98,408,917
Additions	–	–
March 31, 2022	17,801,885	$98,408,917

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2022 and 2021

(Unaudited)

13.	Common shares (continued):

During the three months ended March 31, 2022, the Company did not issue any common shares.

14.	Contributed surplus:

Contributed surplus is comprised of share-based compensation.

Share-based compensation – stock options:

Stock options granted under the Equity Incentive Plan are equity-settled. The fair value of the grant of the options is recognized as an expense in the condensed interim consolidated statements of net loss and comprehensive loss. The total amount to be expensed is determined by the fair value of the options granted. The total expense is recognized over the vesting period which is the period over which all of the service vesting conditions are satisfied. The vesting period is determined at the discretion of the Board and has ranged from immediate vesting to over three years.

The maximum number of common shares reserved for issuance, in the aggregate, under the Equity Incentive Plan is 10% of the aggregate number of common shares outstanding, provided that the maximum number of RSUs and PSUs shall not exceed 5% of the aggregate number of common shares outstanding. As at March 31, 2022, this represented 1,780,188 common shares (December 31, 2021 – 1,780,188).

As at March 31, 2022, 894,500 stock options are outstanding (December 31, 2021 – 897,500). The stock options have an expiry date of ten years from the applicable date of issue. The Company has not issued any RSUs or equity-settled PSUs under the Equity Incentive Plan.

	March 31, 2022		December 31, 2021
		Weighted		Weighted
	Number	average	Number	average
	of stock	exercise	of stock	exercise
	options	price	options	price
Outstanding, beginning of period	897,500	$8.66	736,500	$7.35
Granted	–	–	186,500	14.16
Exercised	–	–	(5,500)	(5.23)
Forfeited	(3,000)	(5.00)	(20,000)	(12.62)
Outstanding, end of period	894,500	$8.70	897,500	$8.66

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2022 and 2021

(Unaudited)

14.	Contributed surplus (continued):

The weighted average contractual life of the outstanding options as at March 31, 2022 was 6.3 years (December 31, 2021 – 6.6 years).

The total number of stock options exercisable as at March 31, 2022 was 710,333 (December 31, 2021 – 603,567).

During the three months ended March 31, 2022, the Company recorded a total share-based options compensation expense of $249,322 (March 31, 2021 – $205,970).

The following stock options were granted during the year ended December 31, 2021:

(i)	The fair value of the stock options granted on February 17, 2021 was estimated to be $9.03 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 46.36% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 4.39% and an annual risk-free interest rate of 1.11%.

(ii)	The fair value of the stock options granted on May 14, 2021 was estimated to be $6.10 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 45.92% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 4.05% and an annual risk-free interest rate of 1.63%.

(iii)	The fair value of the stock options granted on August 5, 2021 was estimated to be $5.72 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 45.01% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 5.15% and an annual risk-free interest rate of 1.23%.

(iv)	The fair value of the stock options granted on November 9, 2021 was estimated to be $4.38 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 44.34% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 5.15% and an annual risk-free interest rate of 1.46%.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2022 and 2021

(Unaudited)

14.	Contributed surplus (continued):

As at March 31, 2022, the total compensation cost not yet recognized related to options granted is approximately $537,577 (December 31, 2021 – $926,317) and will be recognized over the remaining average vesting period of 1.84 years (December 31, 2021 – 1.74 years).

15.	Contingencies:

The Company may be involved in certain legal matters arising from time to time in the normal course of business. The Company records provisions that reflect management’s best estimate of any potential liability relating to these matters. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

16.	Pensions:

The Company has adopted a defined contribution pension plan for its employees whereby the Company matches contributions made by participating employees up to a maximum of 3.5% of such employees’ annual salaries. During the three months ended March 31, 2022, contributions, which were recorded as expenses within direct center and patient care costs, other regional and center support costs and corporate, general and administrative expenses, amounted to $118,417 (March 31, 2021 – $116,197).

17.	Income taxes:

During the three months ended March 31, 2022, there were no significant changes to the Company’s tax position.

18.	Risk management arising from financial instruments:

In the normal course of business, the Company is exposed to risks related to financial instruments that can affect its operating performance. These risks, and the actions taken to manage them, are as follows:

(a)	Fair value:

The Company has Level 1 financial instruments which consists of cash, restricted cash, accounts receivable and accounts payable and accrued liabilities which approximates their fair value given their short-term nature. The Company also has lender warrants, DSUs and PSUs that are considered Level 2 financial instruments (see note 11). The Company has contingent consideration that are considered Level 3 financial instruments.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2022 and 2021

(Unaudited)

18.	Risk management arising from financial instruments (continued):

The carrying value of the loans payable and finance lease obligations approximates their fair value given the difference between the discount rates used to recognize the liabilities in the condensed interim consolidated statements of financial position and the market rates of interest is insignificant.

Financial instruments are classified into one of the following categories: financial assets or financial liabilities.

(b)	Credit risk:

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Company is exposed to credit risk from patients and third-party payors including federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. The Company’s exposure to credit risk is mitigated in large part due to the majority of the accounts receivable balance being receivable from large, creditworthy medical insurance companies and government-backed health plans.

The Company’s aging schedule in respect of its accounts receivable balance as at March 31, 2022 and December 31, 2021 is provided below:

	March 31,	December 31,
Days since service delivered	2022	2021
0 - 90	$6,316,259	$5,572,950
91 - 180	1,507,225	1,278,967
181 - 270	801,336	1,923,364
270+	2,042,402	2,222,108
Total accounts receivable	$10,667,222	$10,997,389

Based on the Company’s industry, none of the accounts receivable in the table above are considered “past due”. Furthermore, the payors have the ability and intent to pay, but price lists for the Company’s services are subject to the discretion of payors. As such, the timing of collections is not linked to increased credit risk. The Company continues to collect on services rendered in excess of 24 months from the date such services were rendered.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2022 and 2021

(Unaudited)

18.	Risk management arising from financial instruments (continued):

(c)	Liquidity risk:

Liquidity risk is the risk that the Company may encounter difficulty in raising funds to meet its financial commitments or can only do so at excessive cost. The Company ensures there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and its ability to raise capital from existing or new investors and/or lenders (see note 2(a)).

(d)	Currency risk:

Currency risk is the risk to the Company’s earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. The Company has minimal exposure to currency risk as substantially all of the Company’s revenue, expenses, assets and liabilities are denominated in U.S. dollars. The Company pays certain vendors and payroll costs in Canadian dollars from time to time, but due to the limited size and nature of these payments it does not give rise to significant currency risk.

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to changes in interest rates on its cash and long-term debt. The Credit Facility (see note 10(a)(ii)) bears interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%. A 1% increase in interest rates would result in a $521,238 increase to interest expense on the condensed interim consolidated statements of net loss and comprehensive loss over the term of the Credit Facility.

19.	Capital management:

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes shareholder value.

The capital structure of the Company consists of its shareholders’ equity, including contributed surplus and deficit, as well as loans payable.

The Company’s primary uses of capital are to finance operations, finance new center start-up costs, increase non-cash working capital and capital expenditures. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its services to its customers and returns to its shareholders. The Company, as part of its annual budgeting process, evaluates its estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations. Based on this cash budget and taking into account its anticipated cash flows from operations and its holdings of cash, the Company validates whether it has the sufficient capital or needs to obtain additional capital.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2022 and 2021

(Unaudited)

20.	Related party transactions:

Transactions with significant shareholder – Greybrook Health Inc.:

As at March 31, 2022, nil is included in accounts payable and accrued liabilities for amounts payable for management services rendered and other overhead costs incurred by Greybrook Health Inc. in the ordinary course of business (December 31, 2021 – nil). These amounts were recorded at their exchange amount, being the amount agreed to by the parties.

During the three months ended March 31, 2022, the Company recognized $323 in corporate, general and administrative expenses (March 31, 2021 – $58,474) related to transactions with Greybrook Health Inc.

21.	Basic and diluted loss per share:

	Three months ended
	March 31,	March 31,
	2022	2021
Net loss attributable to the shareholders of:
Greenbrook TMS	$(7,837,983)	$(7,626,554)
Weighted average common shares outstanding:
Basic and diluted	17,801,885	13,516,567
Loss per share:
Basic and diluted	$(0.44)	$(0.56)

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2022 and 2021

(Unaudited)

21.	Basic and diluted loss per share (continued):

For the three months ended March 31, 2022, the effect of 894,500 options (March 31, 2021 – 866,333), 51,307 lender warrants (March 31, 2021 – 51,307) and nil broker warrants (March 31, 2021 – 111,109) have been excluded from the diluted calculation because this effect would be anti-dilutive.

22.	Non-controlling interest:

As a result of operating agreements with non-wholly owned entities, the Company has control over these entities under IFRS, as the Company has power over all significant decisions made by these entities and thus 100% of the financial results of these subsidiaries are included in the Company’s condensed interim consolidated financial results.

The following table summarizes the aggregate financial information for the Company’s non-wholly owned entities as at March 31, 2022 and December 31, 2021:

	March 31,	December 31,
	2022	2021
Cash	$1,248,405	$1,885,606
Accounts receivable, net	5,852,829	6,374,010
Prepaid expenses and other	557,410	345,239
Property, plant and equipment	1,044,512	1,013,161
Right-of-use assets	10,614,165	9,939,726
Accounts payable and accrued liabilities	1,265,212	993,848
Lease liabilities	11,340,046	10,588,519
Loans payable	12,479,786	12,431,803
Shareholder’s equity (deficit) attributable to the shareholders of Greenbrook TMS	(4,862,643)	(3,718,322)
Shareholder’s equity (deficit) attributable to non-controlling interest	(709,343)	(542,367)
Distributions paid to non-controlling interest	(1,518,130)	(1,518,130)
Subsidiary investment by non-controlling interest	–	270,885
Historical subsidiary investment by non-controlling interest	1,322,392	1,051,507

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2022 and 2021

(Unaudited)

22.	Non-controlling interest (continued):

The following table summarizes the aggregate financial information for the Company’s non-wholly owned entities for the three months ended March 31, 2022 and March 31, 2021:

	March 31,	March 31,
	2022	2021
Revenue	$5,779,769	$5,487,147
Net loss attributable to the shareholders of Greenbrook TMS	(1,165,502)	(789,688)
Net loss attributable to non-controlling interest	(166,976)	(209,612)

23.	Expenses by nature:

The components of the Company’s other regional and center support costs include the following:

	Three months ended
	March 31,	March 31,
	2022	2021
Salaries and bonuses	$3,475,551	$2,986,315
Marketing expenses	1,717,164	1,984,621
Total	$5,192,715	$4,970,936

The components of the Company’s corporate, general and administrative expenses include the following:

	Three months ended
	March 31,	March 31,
	2022	2021
Salaries and bonuses	$3,617,860	$2,886,584
Professional and legal fees	653,361	750,398
Computer supplies and software	369,333	308,705
Deferral payment expense (income)	–	300,000
Marketing expenses	134,954	161,034
Insurance	179,712	39,076
Other	168,398	270,285
Total	$5,123,618	$4,716,082

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2022 and 2021

(Unaudited)

23.	Expenses by nature (continued):

The deferral payment expense of $300,000 that was recognized during the three months ended March 31, 2021 relates to cash consideration payable to certain vendors who agreed to defer $4,443,040 of the cash earn-out consideration owed as part of the Achieve TMS West Acquisition. This amount was paid in full on June 28, 2021 (see note 12).